UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period ended June 30, 2022

Fundrise eFund, LLC

(Exact name of issuer as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
11 Dupont Circle, NW, 9th Floor Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550

Issuer’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in Statements Regarding Forward-Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Unless otherwise indicated, latest results discussed below are as of June 30, 2022. The consolidated financial statements included in this filing as of and for the six months ended June 30, 2022 and 2021 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management, all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise eFund, LLC (formerly known as Fundrise For-Sale Housing eFund – Los Angeles CA, LLC) is a Delaware limited liability company formed on November 19, 2015, to acquire property for the development, sale, and/or rental of Single Family Housing and last mile logistics centers in any metropolitan statistical area (“MSA”). Operations commenced on May 26, 2017. Effective November 30, 2020, Fundrise National For-Sale Housing eFund, LLC and Fundrise For-Sale Housing eFund – Washington DC, LLC, the (“Target eFunds”), merged with and into Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, with the Company as the surviving entity (the “Merger”). For more information about the Merger, please see the offering circular file on November 30, 2020 here.

We intend to acquire property for the development, sale, and/or rental of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers (referred to herein as “Single Family Housing”) and last mile logistics centers without a focus on any MSA in the United States as opportunity dictates. We expect to use substantially all of the net proceeds from our initial and subsequent offerings (the “Offering(s)”) to continue to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial, industrial, and residential real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt), development projects, and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We intend to be treated as a partnership for U.S. federal income tax purposes, with the intent of offering investors a tax-efficient means of investing in real estate-related business plans that are generally non-REIT qualifying. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise eFund”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise eFund, LLC unless the context indicates otherwise.

We have elected to be taxed as a partnership under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ending December 31, 2017. We have attempted to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www. fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. As such, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest offering circular filed with the SEC (“Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $75.0 million in our common shares during the rolling twelve-month period under Regulation A. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2022 and December 31, 2021, we have raised total gross offering proceeds of approximately $119.3 million and $97.8 million, respectively, from settled subscriptions (including the approximately $309,000 and $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, respectively). As of June 30, 2022 and December 31, 2021, we have settled subscriptions in our Offerings and private placements of approximately 10,863,000 and 9,036,000 of our common shares, respectively. Assuming the settlement for all subscriptions received as of June 30, 2022, approximately $44.1 million of our previously qualified common shares remained available for sale (based on our current share price) to the public under our Offering as of June 30, 2022.

In connection with the Merger, we issued to the shareholders of the Target eFunds common shares based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on each of the Target eFund’s projected net asset value (“NAV”) per share that was effective as of the date of the Merger, November 30, 2020. For additional information, see the offering circular relating to the Merger, which may be accessed here.

Until December 31, 2018, the per share purchase price for our common shares was $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price of our common shares has been and will continue to be adjusted semiannually and will equal the greater of (i) $10.00 per share or (ii) the sum of our NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal semiannual period (“NAV per share”).

Below is the NAV per share since December 31, 2018, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2018	$10.34	Form 1-U
June 30, 2019	$10.44	Form 1-U
December 31, 2019	$10.74	Form 1-U
June 30, 2020	$10.92	Form 1-U
November 30, 2020	$11.44	Form 1-U
June 30, 2021	$11.59	Form 1-U
December 31, 2021	$11.82	Form 1-U
June 30, 2022	$11.94	Form 1-U

Distributions

We do not expect to declare any distributions until the additional proceeds from our public offering are invested and returns, if any, have been received by the Company. In addition, as we expect primarily to continue to invest in the acquisition of last mile logistical centers or in properties that have significant capital requirements, these properties may not immediately generate cash flow from operations. Thus, our ability to make distributions may be negatively impacted, especially during our periods of operation. As of June 30, 2022, we have not declared any distributions.

Once we begin to make distributions, we expect that our Manager will declare and make them on a periodic basis based on appreciation of, or operating cash flow from, the sale of our assets, as determined by our Manager, in arrears. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow, the appreciated value of the underlying assets and/or our need to maintain reserves. Given the expectation that most of our distributions will come from the sale of assets, it is likely that we will not make distributions at a consistent rate nor on a consistent periodic basis, if at all. Distributions will be paid to shareholders as of the record dates selected by the Manager.

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. In order to provide our shareholders with some limited liquidity, we have adopted a redemption plan whereby, on a monthly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular. However, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the publicly traded partnership Safe Harbor, or for any other reason.

As of June 30, 2022, approximately 1,822,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. generally accepted accounting principles (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way, that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgements, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. Indicators of impairment are based on current information and events including economic, industry, and geographical factors, as well as borrower creditworthiness. If indicators are present and an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan, less estimated costs to sell.

The fair value of the investment or the underlying collateral is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. If the carrying value is in excess of the estimated fair value of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Impairment of Rental Real Estate Properties and Real Estate Held for Improvement

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property’s occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property’s future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets’ carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements, in our consolidated financial statements, for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, our consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from investments in the development, sale, and/or rental of Single Family Housing and last mile logistics centers. We may also invest in other commercial, industrial, or residential properties and, to a lesser extent, as real estate-related debt and other real estate-related assets. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On May 26, 2017, we substantially commenced operations. The Company had sixty-seven and sixty-nine investments as of June 30, 2022 and December 31, 2021, respectively. For the six months ended June 30, 2022 and 2021, we had total net income (loss) of approximately $(167,000) and $(204,000), respectively.

Revenue

Rental Revenue

For the six months ended June 30, 2022 and 2021, we earned rental revenue of approximately $662,000 and $864,000, respectively. The decrease in rental revenue was due to operating fourty-one rental revenue producing properties as of June 30, 2022, compared to fifty-five rental revenue producing properties as of June 30, 2021.

Expenses

Property Operating and Maintenance

For the six months ended June 30, 2022 and 2021, we incurred property operating and maintenance expenses of approximately $588,000 and $316,000, respectively, which includes property insurance, real estate taxes, and other routine maintenance costs. The increase in property operating and maintenance expense is due to the acquisition of two industrial rental real estate properties in December 2021 and January 2022 and the increased costs required to operate industrial properties compared to single family homes.

Depreciation and Amortization

For the six months ended June 30, 2022 and 2021, we incurred depreciation and amortization expenses of approximately $456,000 and $369,000, respectively. The increase in depreciation and amortization expense is due to the acquisition of two industrial rental real estate properties in December 2021 and January 2022.

General and Administrative Expenses

For the six months ended June 30, 2022 and 2021, we incurred general and administrative expenses of approximately $357,000 and $262,000, respectively, which includes auditing and professional fees, bank fees, and other costs associated with operating our business. The increase in general and administrative expenses was primarily attributable to increased legal fees associated with certain real estate properties and transactions.

Other income (expense)

Equity in Earnings (Losses)

For the six months ended June 30, 2022 and 2021, we incurred equity in earnings (losses) of approximately ($22,000) and $(75,000), respectively, from our equity method investments. As of both June 30, 2022 and 2021, the underlying property of our equity investment was under development. Fluctuations in equity investment earnings and losses is expected until development is complete or the property is sold.

Gain (Loss) on Sale of Real Estate

For the six months ended June 30, 2022 and 2021, we incurred approximately $581,000 and $(47,000), respectively, of gain (loss) on the sale of real estate, from increased returns on the sales of four small lot ordinances during the six months ended June 30, 2022. There were six single-family homes and one small lot ordinance sold during the six months ended June 30, 2021.

Increase (Decrease) in Fair Value on Derivative Financial Instruments

For the six months ended June 30, 2022 and 2021, we had an increase on the fair value of our derivative financial instruments of approximately $7,000 and $0, respectively. Our derivative financial instruments consist of investments in the Saltbox Investment and Saltbox Warrants Controlled Subsidiaries and were acquired in 2021. The increase in fair value of our derivative financial instruments for the six months ended June 30, 2022 are due to the vesting and increased valuation of Saltbox Warrants. See Note 6, Derivative Financial Instruments for further information.

Our Investments

As of June 30, 2022, we have entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2022. Note: the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Residential Rental Properties:

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Overview (Form 1-U)
H41	90062	2 / 1	1,446	06/22/2017	$486,000	Initial	Update 1 Update 2
463	90037	3 / 1	1,176	07/07/2017	$532,000	Initial	Update 1 Update 2
W48	90062	2 / 1	1,446	08/09/2017	$553,000	Initial	Update 1 Update 2
416	90062	3 / 1	1,448	08/10/2017	$485,000	Initial	Update 1 Update 2
H412	90062	2 / 1.75	1,956	08/18/2017	$509,000	Initial	Update 1 Update 2
511	90037	3 / 2	1,792	09/01/2017	$435,000	Initial	Update 1 Update 2
413	90037	2 / 1	1,092	09/12/2017	$435,000	Initial	Update 1 Update 2
291	90011	3 / 2	1,747	12/13/2017	$451,000	Initial	Update 1 Update 2
J28	90018	2 / 1	1,204	06/12/2018	$717,000	Initial	Update 1 Update 2
L60 (2)	90042	3 / 1.5	1,217	08/03/2018	$794,000	Initial	Update 1 Update 2
S15	90004	2 / 1	1,335	08/17/2018	$716,000	Initial	Update 1 Update 2
L602 (2)	90042	2 / 2	1,365	09/11/2018	$952,000	Initial	Update 1 Update 2
E91	90011	(1)	(1)	12/11/2018	$1,790,000	Initial	N/A
E62	90011	3 / 2	1,900	12/12/2018	$512,000	Initial	Update 1

W18	90062	2 / 1	1,500	12/14/2018	$512,000	Initial	Update 1
E855	90011	3 / 1	1,300	12/20/2018	$415,000	Initial	Update 1
S41	90037	2 / 1	1,300	01/31/2019	$527,000	Initial	Update 1
E42	90016	3 / 2	1,350	02/14/2019	$717,000	Initial	Update 1
H30	90018	5 / 3.5	1,500	02/22/2019	$651,000	Initial	Update 1
G55	90016	3 / 2	1,500	03/21/2019	$728,000	Initial	Update 1
344 (3)	20011	4 / 3.5	1,660	11/30/2020	$765,000	Initial	Update 1 Update 2
H61 (3) (6)	20011	2 / 1.5	832	11/30/2020	$595,000	Initial	Update 1 Update 2
I81 (3) (4)	20011	3 / 1	1,936	11/30/2020	$650,000	Initial	Update 1 Update 2
P91 (3) (5)	22202	2 / 1.5	2,100	11/30/2020	$975,000	Initial	Update
473 (3)	90037	4 / 2	1,800	11/30/2020	$535,000	Initial	Update
S37 (3)	90018	3 / 1	900	11/30/2020	$560,000	Initial	Update
317 (3)	90018	3 / 2	1,400	11/30/2020	$675,000	Initial	Update
E81 (3)	90011	3 / 1	1,700	11/30/2020	$540,000	Initial	Update
S48 (3)	90062	3 / 2	1,100	11/30/2020	$550,000	Initial	Update
E35 (3)	90011	3 / 1	1,148	11/30/2020	$530,000	Initial	Update
W47 (3)	90011	3 / 1	1,305	11/30/2020	$455,000	Initial	Update
E22 (3)	90011	2 / 1	1,008	11/30/2020	$455,000	Initial	Update
C33 (3)	90011	3 / 2	1,113	11/30/2020	$470,000	Initial	Update
W11 (3)	90037	2 / 1	1,210	11/30/2020	$505,000	Initial	Update
E19 (3)	90018	2 / 1	1,308	11/30/2020	$670,000	Initial	Update
E85 (3)	90011	3 / 1	1,320	11/30/2020	$510,000	Initial	Update
W114 (3)	90037	5 / 1	2,401	11/30/2020	$680,000	Initial	Update
P50 (3)	90011	3 / 2	1,841	11/30/2020	$530,000	Initial	Update
E44 (3)	90011	4 / 2	1,584	11/30/2020	$535,000	Initial	Update
C38 (3)	90011	4 / 2	1,730	11/30/2020	$530,000	Initial	Update
M34 (3)	90011	2 / 1	1,200	11/30/2020	$460,000	Initial	Update
W145 (3)	90062	3 / 1.5	1,500	11/30/2020	$630,000	Initial	N/A
P29 (3)	90016	3 / 1	1,600	11/30/2020	$875,000	Initial	N/A
H95 (3)	30310	3 / 2	1,300	11/30/2020	$288,000	Initial	N/A
A49 (3)	30310	3 / 2	1,500	11/30/2020	$350,000	Initial	N/A
A50 (3)	30310	3 / 2	1,400	11/30/2020	$345,000	Initial	N/A
251 (3)	90043	2 / 1	1,000	11/30/2020	$550,000	Initial	N/A
M77 (3)	30316	2 / 1	1,000	11/30/2020	$247,000	Initial	N/A
C387 (3)	90062	3 / 2.5	1,100	11/30/2020	$700,000	Initial	N/A
S56 (3)	90016	3 / 3	1,300	11/30/2020	$840,000	Initial	N/A
236 (3)	90018	3 / 2	1,800	11/30/2020	$735,000	Initial	N/A
O92 (3)	30310	3 / 3	2,000	11/30/2020	$330,000	Initial	N/A
935 (3)	90018	3 / 1	1,300	11/30/2020	$755,000	Initial	N/A
536 (3)	90018	4 / 2	1,269	11/30/2020	$790,000	Initial	N/A
S375 (3)	90018	4 / 3	1,678	11/30/2020	$760,000	Initial	N/A
M184 (3)	90062	4 / 2	1,629	11/30/2020	$750,000	Initial	N/A

(1)	Property is improved with three separate structures: a multi-tenant building containing four residential units and approximately 2,500 square feet, a single-family home with approximately 2,000 square feet, and a three-story commercial building with approximately 7,200 square feet.

(2)	These assets were classified as single family residential properties at acquisition. As of June 30, 2019, these assets were included as part of the RSE L6025 entitlement project. See (E) under “Entitlement and Development Properties” below.

(3)	These assets were acquired by the Company on November 30, 2020 in connection with the Merger.

(4)	I81 sold on May 20, 2021 for a sales price of approximately $855,000.

(5)	P91 sold on October 29, 2021 for a sales price of approximately $930,000.

(6)	H61 sold on December 8, 2021 for a sales price of approximately $710,000.

Industrial Rental Properties:

Asset Name	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
4700 Eisenhower Ave Controlled Subsidiary	Alexandria, VA	Industrial	45,000	12/06/2021	$14,100,000	5 Years	Initial
Chattahoochee Ave Controlled Subsidiary	Atlanta, GA	Industrial	100,000	01/05/2022	$13,000,000	5 Years	Initial

Entitlement and Development Properties:

Asset Name	Zip Code	Approximate Square Footage of Lot(s) at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Number of Entitled Lots	Overview (Form 1-U)
CNP 36 Properties (6)	90034	15,800	(1)	$2,705,000	12	Initial	Update 1
NPSC Westmoreland - Controlled Subsidiary (6)	90029	13,000	(2)	$2,143,000	14	Initial	Update 1 Update 2
R13 and R14 - Controlled Subsidiary (7)	90026	13,460	(3)	$2,061,000	10	Initial	Update 1 Update 2 Update 3
NPSC Virgil - Controlled Subsidiary (8)	90029	19,150	(4)	$2,881,000	15	Initial	Update 1 Update 2 Update 3 Update 4
RSE L6025 - Controlled Subsidiary	90042	27,000	(5)	$2,976,000	18	Initial	N/A
SC Group 6845 Figueroa, LLC (9)	90042	18,400	(9)	(9)	12	Initial	Update 1 Update 2

(1)	CNP 36 Properties comprised of two parcels: an approximately 8,300 square foot lot purchase on May 3, 2018 for $1,555,000 and an approximately 7,500 square foot lot purchase on March 23, 2018 for approximately $1,150,000.

(2)	NPSC Westmoreland- Controlled Subsidiary comprised of two parcels: an approximately 5,800 square foot lot purchased on March 15, 2018 for approximately $1,103,000 and an approximately 7,200 square foot lot purchased on November 9, 2017 for approximately $1,040,000.

(3)	R13 and R14- Controlled Subsidiary comprised of two parcels: an approximately 6,730 square foot lot purchased on January 4, 2018 for approximately $1,138,000 and an approximately 6,730 square foot lot purchased on November 14, 2017 for approximately $923,000.

(4)	NPSC Virgil- Controlled Subsidiary comprised of three parcels: an approximately 5,750 square foot lot purchased on January 25, 2018 for approximately $921,000, an approximately 6,700 square foot lot purchased on January 19. 2018 for approximately $910,000, and an approximately 6,700 square foot lot purchased on December 27, 2017 for approximately $1,050,000.

(5)	RSE L6025 Controlled Subsidiary comprised of three parcels: L60 (acquired August 3, 2018), L602 (acquired September 11, 2018), and the latest investment, L6025, was acquired on June 26, 2019 for an initial purchase price of approximately $1,230,000. Proceeds were used to acquire approximately 9,000 square feet of land, which is currently improved with an approximately 1,500 square foot single-family home. The acquisition of L6025 is the last property required to assemble the three lots. Combined, the three parcels achieve a lot size of approximately 27,000 square feet, which will be entitled for 18 single-family homes.

(6)	These assets were classified as held for sale as of June 30, 2022.

(7)	The R13 and R14 - Controlled Subsidiary sold on June 27, 2022 for a sales price of approximately $3,125,000.

(8)	The NPSC Virgil Controlled Subsidiary sold on April 25, 2022 for a sales price of approximately $3,200,000. To finance the acquisition, the Borrower entered into a first mortgage bridge loan with the Company for a principal balance of $2,900,000. This loan is classified with Real Estate Debt Investments on the consolidated balance sheet. See debt investments below.

(9)	On February 3, 2019, SC Group 6845 Figueroa, LLC (“Stradella Court – La Prada”) executed a loan modification extending the maturity date of the senior loan to May 3, 2019. The loan principal increased to $2,396,545. In April 2020, the investment was issued a notice of maturity default for failing to repay the outstanding principal and contractual interest amounts owed. On September 2, 2020, the Company executed a deed in lieu for the underlying property of the real estate debt investment. In full satisfaction of the loan, the transfer of title occurred on December 15, 2020.

Residential Properties – Intended for Renovation:

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Overview (Form 1-U)
W41 (9)	90062	3 / 1	1,400	01/11/2019	$494,000	Initial	Update 1
W418 (9)	90062	3 / 2	2,200	09/24/2019	$687,000	Initial	N/A
							Update 1
749 (1) (6)	20011	4 / 2	1,288	11/30/2020	$900,000	Initial	Update 2
							Update 1
F64 (1) (5)	20011	4 / 3	1,152	11/30/2020	$955,000	Initial	Update 2
							Update 1
F42 (1) (2)	20011	5 / 2	1,280	11/30/2020	$940,000	Initial	Update 2
							Update 1

							Update 2
H13 - Controlled Subsidiary (1)	20009	2 / 1	2,072	11/30/2020	$1,228,000	Initial	Update 3
							Update 1
							Update 2
S17 - Controlled Subsidiary (1) (3)	20009	4 / 2	1,254	11/30/2020	$1,291,000	Initial	Update 3
							Update 1
N22 - Controlled Subsidiary (1) (8)	20018	4 / 1	1,140	11/30/2020	$589,000	Initial	Update 2
							Update 1
M20 - Controlled Subsidiary (1)	20018	3 / 1	1,760	11/30/2020	$600,000	Initial	Update 2
							Update 1
G12 - Controlled Subsidiary (1) (7)	20009	6 / 2	3,316	11/30/2020	$1,252,000	Initial	Update 2
							Update 1
R13 - Controlled Subsidiary (1) (4)	20009	4 / 2	2,664	11/30/2020	$1,550,000	Initial	Update 2

(1)	These assets were acquired by the Company on November 30, 2020 in connection with the Merger. See Note 2 – Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition – November 30, 2020 for more information on the assets acquired from the Merger.

(2)	F42 sold on January 18, 2021 for a sales price of approximately $975,000.

(3)	S17 sold on February 26, 2021 for a sales price of approximately $1,325,000.

(4)	R13 sold on April 22, 2021 for a sales price of approximately $1,750,000.

(5)	F64 sold on April 30, 2021 for a sales price of approximately $1,105,000.

(6)	749 sold on February 25, 2021 for a sales price of approximately $1,325,000.

(7)	G12 unit #2 sold on October 13, 2021 for a sales price of approximately $1,015,000. G12 unit #1 was classified as held for sale as of both June 30, 2022 and December 31, 2021. Prior to December 31, 2021, this asset was classified as an investment in real estate held for improvement.

(8)	N22 sold on December 17, 2021 for a sales price of approximately $585,000.

(9)	W41and W418 sold on October 4, 2021 for a sales price of approximately $1,413,000.

Joint Venture Entitlement and Development Properties, Senior Loans, and Other Assets:

Real Property Controlled Subsidiaries	Zip Code	Approximate Square Footage of Lot at Acquisition	Date of Acquisition	Purchase Price (1)	# Lots/Homes	Overview (Form 1-U)
RRE F1	90731	28,800	05/04/2018	$2,023,000	19	Initial	N/A
Marathon 12 (2)	90026	15,620	05/17/2018	$1,279,000	12	Initial	Update

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	On August 24, 2020, we received our final cash flow distribution from the Marathon 12 Controlled Subsidiary. This completed the sale of the Marathon 12 Property and hence, the liquidation of the Marathon 12 Investment.

Senior Loans	Zip Code	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)		LTC (5)	Overview (Form 1-U)
SC Group 6845 Figueroa, LLC (7)	90042	08/04/2017	9.0%	02/04/2019	$2,250,000	90.0%		97.5%	Initial	Update 1 Update 2
SGGP 1300 Douglas, LLC (8)	90026	11/20/2017	9.0%	05/13/2019	$2,923,350	89.0%		97.0%	Initial	Update 1
600 Block Commonwealth, LLC (6)	90004	02/08/2018	18.0%	07/31/2018	$500,000	—		42.0%	Initial	Update 1
1221 Virgil LLC (9)	90029	04/21/2022	4.0%	01/21/2023	$2,900,000	90.0	6%	90.6%	Initial	N/A

(1)	Interest Rate refers to the projected annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	On July 20, 2018, 600 Block Commonwealth, LLC paid off the loan for the full amount of the outstanding principal balance plus interest.

(7)	On February 3, 2019, SC Group 6845 Figueroa, LLC (“Stradella Court – La Prada”) executed a loan modification extending the maturity date of the senior loan to May 3, 2019. The loan principal increased to $2,396,545. In April 2020, the investment was issued a notice of maturity default for failing to repay the outstanding principal and contractual interest amounts owed. On September 2, 2020, the Company executed a deed in lieu for the underlying property of the real estate debt investment. In full satisfaction of the loan, the transfer of title occurred on December 15, 2020.

(8)	In April 2020, the investment was issued a notice of maturity default for failing to repay the outstanding principal and contractual interest amounts owed. On September 2, 2020, the Company executed a deed in lieu for the underlying property of the real estate debt investment. In full satisfaction of the loan, the transfer of title occurred on December 15, 2020. The property was sold on March 18, 2021 for a sales price of approximately $3,100,000.

(9)	On April 25, 2022, the NPSC Virgil – Controlled Subsidiary, previously held by the Company as an Investment in Real Estate Held for Sale, sold for a sales price of approximately $3,200,000. To finance the acquisition, the Borrower entered into a first mortgage bridge loan with the Company for a principal balance of $2,900,000.

Other Assets

On August 18, 2021, we acquired ownership of a “wholly-owned subsidiary,” FR-SB 1, LLC, (the “Saltbox Investment Controlled Subsidiary”) for an initial purchase price of approximately $1,000,000 which is the initial stated value of our equity interest in the Saltbox Investment Controlled Subsidiary (the “Saltbox Investment”). This investment is classified as a derivative financial instrument in our consolidated financial statements. See Note 6, Derivative Financial Instruments in our consolidated financial statements for more information.

On October 21, 2021, we acquired ownership of a “wholly-owned subsidiary,” FR-SB Warrants, LLC, (the “Saltbox Warrants Controlled Subsidiary”). The Saltbox Warrants Controlled Subsidiary concurrently acquired warrants to purchase shares of common stock of Saltbox, Inc. (the “Saltbox Warrants”). See Note 6, Derivative Financial Instruments in our consolidated financial statements for more information. See initial Form 1-U for overview. No updates have been filed.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offerings, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We will obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of our Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2022, we have sixty-seven investments totaling approximately $82.3 million in deployed capital and had approximately $18.8 million in cash and cash equivalents. As of June 30, 2021, we had seventy-three investments totaling approximately $58.5 million in deployed capital and had approximately $15.2 million in cash and cash equivalents.

For information regarding the anticipated use of proceeds from our Offering, see our “Estimated Use of Proceeds” in our Offering Circular here. As of June 30, 2022, we anticipate that cash on hand and proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

As of both June 30, 2022 and 2021, we had no outstanding debt from our Sponsor (See Note 9, Related Party Arrangements in our consolidated financial statements) nor to any third-party lenders. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

After a strong performance for both the stock market and real estate in 2021, the first half of 2022 has seen significant volatility and a pull-back in risk sentiment. Against a backdrop of geopolitical turmoil, ongoing supply chain concerns, the highest inflation in four decades, and a sudden shift in Federal Reserve policy toward rapid rate increases, the S&P 500 fell approximately 20% in the first half of 2022. Public real estate as a whole saw similar performance, with the FTSE NAREIT U.S. Real Estate Index falling approximately 19% in the first half of 2022. By comparison, the Fundrise portfolio outperformed with an average net return for all Fundrise clients of approximately 5.5% in the first half of 2022. We attribute this outperformance to a few driving factors: (1) sound underlying fundamentals of high quality real estate assets in our target residential and industrial macros; (2) a low-fee model; (3) a relatively conservative balance sheet; and (4) private markets’ relative insulation from the sharp swings in investor sentiment that impact the public market more dramatically.

Rising interest rates began having a more direct impact on cap rate expansion during the first half of the year. Nevertheless, the rent growth experienced across our industrial assets generally more than offset the valuation headwinds from cap rate expansion.  The Industrial market saw historic rent growth in 2021, with the top 50 markets estimated to finish 2022 averaging 17% rent growth per Green Street Advisors, roughly in line with the market’s 2021 record pace.

We expect that the recent public market correction could still be in its early stages, given the Federal Reserve’s messaging around continued tightening and its primary goal of restraining inflation. These measures may result in a “hard landing,” consistent with a recession. However, we believe that our portfolio, focused on high-quality real estate assets, will continue to demonstrate solid relative performance in this environment. We further plan to carry a larger balance of cash in the near future in preparation for the heightened possibility of more pronounced pricing dislocations in either public or private markets that could unlock opportunistic buying opportunities.

Off-Balance Sheet Arrangements

As of June 30, 2022 and 2021, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 9, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Event	Date	Description

Share Purchase Price Update	07/01/2022	Beginning on July 1, 2022, the per share purchase price of our common shares was updated to $11.94 due to a change in NAV. More information can be found here.

Status of our Offering	09/20/2022	As of September 20, 2022, we had raised total gross offering proceeds of approximately $119.7 million from settled subscriptions (including the $309,000 and $100,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, respectively), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 10.9 million of our common shares.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise eFund, LLC

Fundrise eFund, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	June 30, 2022 (unaudited)	December 31, 2021 (*)
ASSETS
Cash and cash equivalents	$18,777	$11,178
Other assets	226	675
Real estate deposits	-	750
Investments in rental properties, net	59,167	44,744
Investments in real estate held for improvement	8,486	8,349
Investments in real estate held for sale	6,568	11,854
Investments in equity method investees	2,648	2,599
Real estate debt investments	2,900	-
Derivative financial instruments	1,007	1,000
Total Assets	$99,779	$81,149

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$460	$448
Deferred interest revenue	67	-
Settling subscriptions	13	444
Rental security deposits and other liabilities	43	43
Due to related party	17	37
Redemptions payable	481	453
Below market leases, net	27	29
Total Liabilities	1,108	1,454

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 10,863,054 and 9,035,813 shares issued, and 9,041,151 and 7,420,758 outstanding as of June 30, 2022 and December 31, 2021, respectively	98,656	79,514
Retained Earnings	15	181
Total Members’ Equity	98,671	79,695
Total Liabilities and Members’ Equity	$99,779	$81,149

* Derived from the audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise eFund, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2022 (unaudited)	June 30, 2021 (unaudited)
Revenue
Interest revenue	$23	$-
Rental revenue	662	864
Other revenue	2	1
Total revenue	687	865

Expenses
Rental properties operating and maintenance	588	316
Depreciation and amortization	456	369
General and administrative expenses	357	262
Total expenses	1,401	947

Other income (expense)
Equity in losses	(22)	(75)
Interest expense – related party note	(19)	-
Gain (loss) on sale of real estate	581	(47)
Increase in fair value of derivative financial instrument	7	-
Total other income (expense)	547	(122)

Net income (loss)	$(167)	$(204)

Net income (loss) per basic and diluted common share	$(0.02)	$(0.03)
Weighted average number of common shares outstanding, basic and diluted	8,563,206	6,940,183

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise eFund, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2021 (*)	7,420,758	$79,514	$182	$79,696
Issuance of common shares	1,827,241	21,583	-	21,583
Redemptions of common shares	(206,848)	(2,409)	-	(2,409)
Offering costs	-	(32)	-	(32)
Net income (loss)	-	-	(167)	(167)
June 30, 2022 (unaudited)	9,041,151	$98,656	$15	$98,671

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2020 (*)	7,061,449	$75,264	$554	$75,818
Issuance of common shares	-	-	-	-
Redemptions of common shares	(339,696)	(3,773)	-	(3,773)
Offering costs	-	(97)	-	(97)
Net income (loss)	-	-	(204)	(204)
June 30, 2021 (unaudited)	6,721,753	$71,394	$350	$71,744

* Derived from the audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise eFund, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2022 (unaudited)	June 30, 2021 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(167)	$(204)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in losses	22	75
Depreciation and amortization	456	369
Amortization of below-market lease	(2)	(2)
Bad debt expense	38	27
(Gain) loss on sale of real estate	(581)	47
Increase in fair value of derivative financial instrument	(7)	-
Changes in assets and liabilities:
Net decrease (increase) in other assets	411	320
Net increase (decrease) in due to related party	(20)	(26)
Net increase (decrease) in accounts payable and accrued expenses	37	(1,132)
Net increase (decrease) in deferred interest revenue	67	-
Net cash provided by (used in) operating activities	254	(526)
INVESTING ACTIVITIES:
Investment in rental property	(13,198)	-
Improvements of real estate held for improvement	(129)	(900)
Improvements in rental properties	(1,681)	(11)
Improvements of real estate held for sale	(96)	(203)
Proceeds from sale of real estate	3,064	9,245
Investment in equity method investees	(71)	(80)
Release (issuance) of real estate deposits	750	(250)
Net cash provided by (used in) investing activities	(11,361)	7,801
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	21,139	-
Proceeds from settling subscriptions	13	-
Proceeds from note payable - related party	7,000	-
Repayment of notes payable - related party	(7,000)	-
Offering costs paid	(65)	(48)
Redemptions paid	(2,381)	(2,990)
Net cash provided by (used in) financing activities	18,706	(3,038)

Net increase (decrease) in cash and cash equivalents	7,599	4,237
Cash and cash equivalents, beginning of period	11,178	10,924
Cash and cash equivalents, end of period	$18,777	$15,161

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid - related party note	$19	$-

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITY:
Improvements in real estate held for improvement included in accounts payable	$8	$12
Investments in real estate debt investments	$2,900	$-
Improvements in real estate held for sale included in accounts payable	$1	$26
Recognition of unearned revenue in connection with sale of real estate held for sale	$-	$400

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise eFund, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise eFund, LLC was formed on November 19, 2015, as a Delaware limited liability company to acquire and invest in property, for development or redevelopment. Operations commenced on May 26, 2017. Effective November 30, 2020, Fundrise National For-Sale Housing eFund, LLC and Fundrise For-Sale Housing eFund – Washington DC, LLC, the (“Target eFunds”), merged with Fundrise For-Sale Housing eFund – Los Angeles CA, LLC in which Fundrise eFund, LLC was the surviving entity (the “Merger”). Following the Merger, we intend to acquire property for the development, sale, and/or rental of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers (referred to herein as “Single Family Housing”) and last mile logistics centers without a focus on any metropolitan statistical area (“MSA”) in the United States as opportunity dictates. We expect to use substantially all of the net proceeds from our initial and subsequent offerings (the “Offering(s)”) to continue to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial, industrial, and residential real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt), development projects, and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We intend to be treated as a partnership for U.S. federal income tax purposes, with the intent of offering investors a tax-efficient means of investing in real estate-related business plans that are generally non-REIT qualifying. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise eFund, LLC except where the context otherwise requires. The Company has one reportable segment consisting of investments in real estate.

Each residential real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these consolidated financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Company’s Offerings are being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified $66.9 million of shares on December 23, 2021, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of June 30, 2022 and December 31, 2021, after redemptions, the Company has net common shares outstanding of approximately 9,041,000 and 7,421,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of both June 30, 2022 and December 31, 2021, 1,414 common shares were held by the Sponsor at an average of $10.93 per share for an aggregate purchase price of approximately $15,500. In addition, as of both June 30, 2022 and December 31, 2021, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 26,872 common shares at an average of $10.93 per share in a private placement for an aggregate purchase price of approximately $293,700.

As of June 30, 2022 and December 31, 2021, the Company’s total amount of equity outstanding on a gross basis was approximately $119.3 million and $97.8 million, respectively, and there were settling subscriptions of $13,000 and $0, respectively, for the six months ended June 30, 2022 and 2021.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment funds managed by our Manager reinvested across such individual client's Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”).

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the consolidated financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2021 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2021 audited consolidated financial statements. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC.

The consolidated financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIE”) in accordance with FASB ASC 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Organizational and Offering Costs

Organizational and offering costs of the Company are being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering. These may also include marketing and distribution of shares, including, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company, subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), it will start to reimburse the Manager, without interest, for these organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate. After the Company’s NAV exceeded the Hurdle Rate, it recognizes a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of both June 30, 2022 and December 31, 2021, the Manager had incurred cumulative organizational and offering costs of approximately $500,000 on behalf of the Company. The Hurdle Rate was met as of December 31, 2018 and as of June 30, 2022 and December 31, 2021, the Company had reimbursed the Manager a cumulative amount of approximately $500,000; therefore, no offering or organizational costs were due to the Manager as of both June 30, 2022 and December 31, 2021, respectively. As of June 30, 2022 and December 31, 2021, no offering or organizational costs incurred by the Manger have been forgiven or reimbursed back to the Company.

During the six months ended June 30, 2022 and the year ended December 31, 2021, the Company directly incurred offering costs of approximately $32,000 and $157,000, respectively. Of these amounts, approximately $10,000 and $43,000 were payable as of June 30, 2022 and December 31, 2021, respectively.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2022 and 2021.

Real Estate Deposits

During the closing on an investment in residential rental property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Investments in Residential Rental Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, office space, or industrial properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities on a relative fair value basis. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (classified as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off. In-place lease assets haven been reflected within other assets in our consolidated balance sheets.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with residential property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 - 30 years
Site improvements	5 - 10 years
Furniture, fixtures and equipment	5 - 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2022 and 2021, no such impairment occurred.

Investments in Real Estate Held For Sale

From time to time, we may identify residential properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale or presented as discontinued operations in accordance with U.S. GAAP.

For the six months ended June 30, 2022 and 2021, we earned approximately $581,000 and $(47,000), respectively, of gain (loss) on the sale of real estate. For the six months ended June 30, 2022, the gain on the sale of real estate was from the sales of four small lot ordinances during the six months ended June 30, 2022. For the six months ended June 30, 2021, the loss on the sale of real estate was from the sales of six single-family homes and one small lot ordinance during the six months ended June 30, 2021. For one of the 2022 small lot ordinance sales, the sales contract included a seller financing component in which amounts ranging from 89-91% of the sales price were financed by the Company through loans to be repaid by the respective purchaser in addition to accrued interest on the loan within nine months, with the option to extend the maturity date by three months. In determining the transaction price, the Company elected to use the practical expedient allowed per ASC 606 and did not adjust the amount of consideration for the effect of the financing arrangement given the short-term nature of the loans.

Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition;(ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we discontinue depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within other assets, net on our consolidated balance sheets.

Investments in Real Estate Debt Investments

Our real estate debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests in unconsolidated joint ventures.

Our real estate debt investments are generally classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to annual analysis for potential impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, FASB ASC 310, Receivables, permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. During the six months ended June 30, 2022 and 2021, we did not have any TDRs. As of June 30, 2022 and December 31, 2021, no real estate debt investments were considered impaired and no impairment losses were recorded related to real estate debt investments.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2022 and 2021, respectively.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company has adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum sixty (60) day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.5% of the NAV of all of our outstanding shares as of the first day of such calendar month, and generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the publicly traded partnership Safe Harbor, or for any other reason. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment.

Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

The Company is treated as a pass-through entity for federal income tax purposes and, as such, is not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the members and reported on their respective tax returns. The Company’s federal tax status as a pass-through entity is based on its default classification as a limited liability company with more than one member, that is treated as a partnership. As of the date of these consolidated financial statements, the Company does not have any subsidiaries that pay tax at the entity level. Accordingly, these consolidated financial statements do not reflect a provision for income taxes and the Company has not taken any other tax positions which require disclosure.

The Company is required to file, has filed, and will continue to file income tax returns with the Internal Revenue Service and other taxing authorities. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. As of June 30, 2022, the tax period for the taxable year ending December 31, 2018 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses.

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Gains on sale of real estate are recognized net of costs and selling expenses at the time each real estate property is delivered and title and possession are transferred to the buyer.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard is effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 840, Leases ("ASC 840") addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the FASB issued a question and answer document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under ASC 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Lessors making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period.

We did not grant any lease-related relief as a result of COVID-19 during the six months ended June 30, 2022. In the future, we may be in discussions with tenants to grant concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time. We have elected to account for possible COVID-19 related concessions provided to our tenants as a deferred payment in which we will continue to recognize rental revenue on the existing straight-line basis over the remaining applicable lease term. Any changes in payment will be recognized through rent receivables, which is recorded in “Other assets” in our consolidated balance sheets. Any identified uncollectible amounts related to the deferred payments will be recognized as an adjustment to rental revenue.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Residential Rental Properties and Real Estate Held for Improvement

As of June 30, 2022, our residential rental properties consisted of fifty-one single-family residential rentals, one quadplex rental, and two industrial rentals. As of December 31, 2021, our residential rental properties consisted of fifty-one single-family residential rentals, one quadplex rental, and one industrial rental.

The following table presents the Company’s investments in residential rental properties (amounts in thousands):

	As of June 30, 2022	As of December 31, 2021
Land- acquisition allocation	$30,075	$28,447
Building and building improvements	27,815	16,854
Site improvements	909	306
Furniture, fixtures, and equipment	54	54
Work in progress	1,687	-
Total gross investment in residential rental properties	$60,540	$45,661
Less: accumulated depreciation	(1,373)	(917)
Total investment in residential rental properties, net	$59,167	$44,744

As of June 30, 2022 and December 31, 2021, the carrying amount of the rental properties above included cumulative capitalized transaction costs of approximately $757,000 and $569,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of $510,000 and $378,000, respectively.

During the six months ended June 30, 2022 and 2021, the Company recognized approximately $456,000 and $491,000, respectively, of depreciation expense on residential rental properties.

The following table summarizes the purchase price allocation for the industrial properties acquired during the six months ended June 30, 2022 (amounts in thousands):

FRIND-SB 1, LLC
Land	$1,632
Building	10,964
Site improvements	602
Total purchase price	$13,198

There were no investments in industrial rental real estate properties acquired during the six months ended June 30, 2021.

The following table presents our real estate held for improvement (amounts in thousands):

	As of June 30, 2022	As of December 31, 2021
Land- acquisition allocation	$5,416	$5,416
Building and building improvements	2,713	1,681
Work in progress	357	1,252
Total investment in real estate held for improvement	$8,486	$8,349

As of both June 30, 2022 and December 31, 2021, real estate held for improvement included capitalized transaction costs of approximately $95,000, which includes cumulative acquisition fees paid to the Sponsor of approximately $58,000.

4.	Investments in Real Estate Held for Sale

As of June 30, 2022 and December 31, 2021, we had five and nine single family residential properties held for sale, respectively.

The following table presents the Company’s investments in residential properties held for sale (amounts in thousands):

	As of June 30, 2022 (1)	As of December 31, 2021
Land- acquisition allocation	$3,850	$7,796
Building and building improvements	2,718	4,058
Total investment in real estate held for sale	$6,568	$11,854

(1)	Four investments in real estate held for sale were sold during the six months ended June 30, 2022 for total proceeds of approximately $6.3 million. A portion of these proceeds were received in the form of a first mortgage bridge loan. See Note 5, Investments in Real Estate Debt Investments for further information.

As of June 30, 2022 and December 31, 2021, residential property held for sale included capitalized transaction costs of approximately $152,000 and $268,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $93,000 and $170,000, respectively.

5.	Investments in Real Estate Debt Investments

The following table describes our real estate debt investments activity (amounts in thousands):

Real Estate Debt Investments	For the Six Months ended June 30, 2022	For the Year ended December 31, 2021
Beginning balance	$-	$-
Investments (1)	2,900	-
Principal repayments	-	-
Ending balance	$2,900	$-

(1)	On April 25, 2022, the NPSC Virgil – Controlled Subsidiary, previously held by the Company as an Investment in Real Estate Held for Sale, sold for a sales price of approximately $3,200,000. To finance the acquisition, the purchaser entered into a first mortgage bridge loan (seller financing component) with the Company. An amount ranging from 89-91% of the sales price was financed by the Company through a loan to be repaid by the respective purchaser in addition to accrued interest on the loan within nine months, with the option to extend the maturity date by three months.

As of June 30, 2022 and December 31, 2021, the Company held one and zero real estate debt investments, respectively.

Credit Quality Monitoring

The Company’s real estate debt investments are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company evaluates its debt investments at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2022 and December 31, 2021, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

6.	Derivative Financial Instruments

Saltbox, Inc. SAFE

Effective August 18, 2021, our wholly-owned subsidiary, FR-SB 1, LLC, entered into a Simple Agreement for Future Equity (“SAFE”) with Saltbox, Inc. for $1,000,000. Upon certain triggering events, the SAFE would automatically convert into shares of preferred stock in Saltbox, Inc. at a discount to fair market value, or entitle us to receive cash proceeds equal to or in excess of the initial investment. There can be no guarantee that any of the aforementioned triggering events will occur.

We entered into the SAFE for investment purposes. We have not designated the SAFE in any hedging relationship, therefore, the derivative does not qualify for hedge accounting. Accordingly, changes in the fair value of the SAFE are recognized immediately through earnings. For the six months ended June 30, 2022, we recognized no gain or loss on the SAFE in our consolidated statements of operations.

Saltbox, Inc. Stock Warrants

On October 21, 2021, our wholly-owned subsidiary, FR-SB Warrants, LLC, acquired warrants to purchase 896,426 shares of common stock of Saltbox, Inc. with an exercise price of $0.11 per share (the “Warrants”). The Warrants were granted to us by Saltbox, Inc. to incentivize performance under our real estate services agreement with Saltbox, Inc., whereby the Company pledges, but does not commit, funds towards the acquisition and development of industrial properties for lease to Saltbox, Inc. in exchange for exclusivity rights in certain markets. The Warrants are subject to a vesting schedule based on certain deployment milestones. As of June 30, 2022, 89,642 warrants had vested.

The Warrants are classified as a derivative financial instrument on our consolidated balance sheet because they permit cashless exercise. We obtained the Warrants for investment purposes. We have not designated the Warrants in any hedging relationship, therefore, the derivative does not qualify for hedge accounting. Accordingly, changes in the fair value of the Warrants are recognized immediately through earnings. For the six months ended June 30, 2022, we recognized an increase in the fair value of the derivative financial instrument of $7,000 in our consolidated statements of operations. We had no derivative financial instruments during the six months ended June 30, 2021.

The fair value of our derivatives is estimated based on unobservable market inputs, such as option pricing and discounted cash flow models. The fair value of our derivatives as of June 30, 2022 and December 31, 2021 are shown below (dollar amounts in thousands):

				Derivative Assets
Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of June 30, 2022	Fair Value as of December 31, 2021
Saltbox, Inc. SAFE	$(1)	08/18/2021	(2)	$1,000	$1,000
Saltbox, Inc. Common Stock Warrants	89,642 shares	10/21/2021	10/31/2026	$7	$-

(1)	Variable amount determined by the occurrence or nonoccurrence of an equity financing, liquidity event, or dissolution of Saltbox, Inc. and the valuation of Saltbox, Inc. at the time the event occurs.
(2)	Automatically terminates following the earliest to occur of an issuance of preferred stock pursuant to an equity financing or payments of amounts due under a liquidity or dissolution event.

7.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2021
Beginning balance	$2,599	$2,567
Investments in equity method investees	71	115
Distributions received	-	-
Equity in earnings (losses) of equity method investees	(22)	(83)
Ending balance	$2,648	$2,599

As of June 30, 2022, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

1)	Acquired in 2018, a 99.0% non-controlling member interest in RRE F1, LLC, whose activities are carried out through the following wholly-owned asset: Square One 867 10th Street, a small lot townhome entitlement project.

As of and for the period ending June 30, 2022, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

RRE F1 LLC
Condensed balance sheet information:	As of June 30, 2022
Real estate assets, net	$2,664
Other assets	9
Total assets	$2,673

Mortgage notes payable	$-
Other liabilities	1
Equity	2,672
Total liabilities and equity	$2,673
Company’s equity investment	$2,648

RRE F1 LLC
Condensed income statement information:	For the Six Months Ended June 30, 2022
Total revenue	$-
Total expenses	22
Net income (loss)	$(22)
Company’s equity in net income (loss) of investee	$(22)

As of December 31, 2021 and for the period ending June 30, 2021, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

RRE F1 LLC
Condensed balance sheet information:	As of December 31, 2021
Real estate assets, net	$2,617
Other assets	7
Total assets	$2,624

Mortgage notes payable	$-
Other liabilities	1
Equity	2,623
Total liabilities and equity	$2,624
Company’s equity investment	$2,599

RRE F1 LLC
Condensed income statement information:	For the Period Ended June 30, 2021
Total revenue	$-
Total expenses	84
Net income (loss)	$(84)
Company’s equity in net income (loss) of investee	$(83)

8.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2022, the Company’s significant financial instruments consist of cash and cash equivalents, derivative financial instruments and real estate debt investments. As of December 31, 2021, the Company’s significant financial instruments consist of cash and cash equivalents and derivative financial instruments. The carrying amount of the Company’s cash and cash equivalents and real estate debt investments approximate their fair values due to their short-term nature.

The only assets or liabilities we had as of June 30, 2022 and December 31, 2021 that are recorded at fair value on a recurring basis are the derivative financial instruments. As of June 30, 2022 and December 31, 2021, management estimated the fair value of our derivative instruments to be approximately $1.0 million. We classify these fair value measurements as Level 3 as we use significant unobservable inputs.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

9.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager receive fees, reimbursements, and compensation in connection with the Company’s Offerings, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Cost for amount of organizational and offering costs incurred and payable as of June 30, 2022 and December 31, 2021.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2022 and 2021, the Manager incurred approximately $48,000 and $69,000 of costs on our behalf, respectively. As of June 30, 2022 and December 31, 2021, approximately $9,000 and $21,000 were due and payable to the Manager, respectively.

An asset management fee of one-fourth of 0.85% is owed quarterly to the Manager. The Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. Beginning January 1, 2019, this fee has been based on our net assets at the end of the prior semiannual period.

The Manager waived the asset management fee from January 1, 2019 through June 30, 2022. Therefore, for the six months ended June 30, 2022 and 2021, we have incurred no asset management fees.

The Company may be charged by the Manager a quarterly development fee of 5% of total development costs, excluding land. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the Single Family housing project or if there is no outside developer of the Single Family housing project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. No quarterly development fee has been charged for the six months ended June 30, 2022 and 2021, respectively. The Manager has waived all development fees from inception through June 30, 2022.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2022 and December 31, 2021, no special servicing fees are payable to the Manager. For the six months ended June 30, 2022 and 2021, no special servicing fees have been incurred.

The Company will also pay the Manager a disposition fee in the event that a Single Family housing project is sold to a homebuyer investor or if our Manager is acting as the real estate developer. The fee may be up to 1.5% of the gross proceeds. For the six months ended June 30, 2022 and 2021, approximately $79,000 and $0, respectively, of disposition fees were incurred by the Manager. However, the Manager waived the disposition fees incurred for the six months ended June 30, 2022. Therefore, as of June 30, 2022 and December 31, 2021, no disposition fees are payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by the Company. Fundrise Lending, LLC allows the Company the flexibility to deploy its offering proceeds as funds are raised. The Company then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of its acquisition. For the six months ended June 30, 2022 and the year ended December 31, 2021, the Company purchased one and zero investments, respectively, that were warehoused or owned by Fundrise Lending, LLC.

For situations where the Company’s Sponsor, Manager, or their affiliates have a conflict of interest with the Company that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction,” the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on the Company’s behalf will be payable by the Company. Principal transactions are defined as transactions between the Company’s Sponsor, Manager or their affiliates, on the one hand, and the Company or one of its subsidiaries, on the other hand. The Company’s manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2022 and 2021, fees of approximately $12,000 and $12,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the consolidated statements of operations.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and holds 26,872 shares, respectively as of both June 30, 2022 and December 31, 2021. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and holds 1,414 common shares as of both June 30, 2022 and December 31, 2021, respectively.

As a means to provide liquidity, on January 3, 2022, Rise Companies Corp. issued a promissory note to the Company at a 3.5% interest rate. The total principal amount of the note was approximately $7.0 million and matured on June 30, 2022. During the six months ended June 30, 2022 and 2021, the Company incurred interest of approximately $19,000 and $0, respectively. The Company paid off the entire balance of the promissory note and related interest on January 31, 2022. Therefore, $0 of interest remained payable as of both June 30, 2022 and December 31, 2021.

For the six months ended June 30, 2022 and 2021, the Sponsor incurred approximately $48,000 and $28,000, respectively, of operational costs on our behalf, in connection with the Shared Services Agreement. As of June 30, 2022 and December 31, 2021, approximately $8,000 and $16,000 of operational costs were due and payable, respectively.

For the six months ended June 30, 2022 and 2021, there were approximately $132,000 and $0, respectively, of acquisition fees incurred or paid to the Sponsor related to investments in rental real estate properties.

10.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

11.	Commitments and Contingencies

Legal Proceedings

As of the date of these consolidated financial statements we are not currently named as a defendant in any material active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

12.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 20, 2022 for potential recognition or disclosure.

Offering

As of September 20, 2022, we had raised total gross offering proceeds of approximately $119.7 million from settled subscriptions (including the $309,000 received in the private placements to our Sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our offering and private placements for a gross aggregate of approximately 10.9 million of our common shares.

Asset Update

On August 25, 2022, the 4700 Eisenhower Controlled Subsidiary delivered the premises to its first tenant and began lease commencement according to the terms of the lease agreement. The lease term extends 120 months and the Company is expected to earn approximately $4.5 million of base rental income over the term, in addition to 44% of monthly location revenue to the extent it exceeds monthly base rent.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the company’s Offering Circular on Form 1-A filed on March 31, 2017)
2.2*	Certificate of Amendment to Certificate of Formation dated November 16, 2016 (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the company’s Offering Circular on Form 1-A filed on March 31, 2017)
2.3*	Certificate of Amendment to Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.3 to the company’s Form 1-K filed on April 19, 2021)
2.4*	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.4 to the company’s Form 1-K filed on April 19, 2021)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof included as Appendix A to the company’s Offering Circular filed on December 13, 2021)
6.1*	Form of License Agreement between Fundrise eFUND, LLC (then known as “Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC”) and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the company’s Offering Circular on Form 1-A filed on March 31, 2017)
6.2*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the company’s Offering Circular on Form 1-A filed on March 31, 2017)
6.3*	Form of Merger Agreement dated by and among Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC, Fundrise National For-Sale Housing eFUND, LLC and Fundrise For-Sale Housing eFUND – Washington DC, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the company’s Form 1-A/A filed November 16, 2020)

*	Filed previously.

SIGNATURES

Pursuant to the requirements of Regulation A, this issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on September 20, 2022.

Fundrise eFund, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 20, 2022
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 20, 2022
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and Principal Accounting Officer)